Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three and nine months ended September 30, 2014 and 2013

HUDBAY MINERALS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited and in thousands of Canadian dollars)

		Sep. 30,	Dec. 31,
	Note	2014	2013

Assets
Current assets
Cash and cash equivalents		$417,695	$631,427
Trade and other receivables	8	148,648	168,298
Inventories	9	70,005	52,201
Prepaid expenses	10	74,213	28,917
Other financial assets	11	2,077	807
Taxes receivable		17,996	37,644
Assets held for sale	6	—	5,864
		730,634	925,158
Receivables	8	94,060	57,376
Inventories	9	7,956	7,888
Prepaid expenses	10	328	574
Other financial assets	11	68,697	71,182
Intangible assets - computer software		12,375	13,573
Property, plant and equipment	12	4,365,273	2,665,075
Goodwill	5, 13	203,373	71,373
Deferred tax assets	19b	40,718	31,787
		$5,523,414	$3,843,986

Liabilities
Current liabilities
Trade and other payables		$303,159	$218,898
Taxes payable		92	33
Other liabilities	14	38,887	41,139
Other financial liabilities	15	8,042	16,348
Current portion of long term debt	16	16,547	—
Deferred revenue	17	80,638	65,616
		447,365	342,034
Other financial liabilities	15	55,790	23,039
Long term debt	16	1,088,631	779,331
Deferred revenue	17	710,164	464,135
Provisions	18	173,192	146,062
Pension obligations		54,253	25,931
Other employee benefits		169,207	142,114
Deferred tax liabilities	19b	497,399	293,633
		3,196,001	2,216,279

Equity
Share capital	20b	1,624,421	1,021,088
Reserves		119,906	49,557
Retained earnings		583,086	564,966
Equity attributable to owners of the Company		2,327,413	1,635,611
Non-controlling interests	23	—	(7,904)
		2,327,413	1,627,707
		$5,523,414	$3,843,986

Capital commitments (note 25)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flow

(Unaudited and in thousands of Canadian dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2014	2013	2014	2013

Cash generated from (used in) operating activities:
Profit (loss) for the period		$49,248	$2,985	$22,281	$(47,794)
Tax expense	19a	8,338	6,665	18,009	25,484
Items not affecting cash:
Depreciation and amortization	7b	29,682	20,040	69,202	55,424
Share-based payment expense	7c	1,365	3,060	5,164	3,110
Net finance income	7e	1,513	2,140	4,549	4,274
Change in fair value of derivatives		(184)	3,614	(7,303)	8,621
Change in deferred revenue related to stream	17	(17,215)	(17,581)	(39,730)	(52,089)
Change in taxes receivable/payable, net		(31,594)	(22,495)	(26,129)	(10,670)
Mark-to-market gains on warrants		(22,010)	—	(22,010)	—
Gain on disposition of Augusta shares		(50,268)	—	(50,268)	—
Loss in disposition of subsidiary	7f	—	—	6,512	—
Impairment and mark-to-market losses	7e	169	897	1,300	7,863
Foreign exchange and other		13,708	(5,746)	12,113	12,029
Taxes refunded		28,989	19,216	25,180	2,843
Operating cash flows before stream deposit and change in non-cash working capital		11,741	12,795	18,870	9,095
Precious metals stream deposit	17	149,931	—	289,218	131,475
Change in non-cash working capital	26a	5,105	14,817	(35,283)	510
		166,777	27,612	272,805	141,080
Cash generated from (used in) investing activities:
Net interest received		419	3,163	606	8,585
Acquisition of property, plant and equipment		(301,442)	(226,255)	(751,316)	(664,674)
Acquisition of intangible assets		(178)	(629)	(656)	(1,836)
Acquisition of investments		(729)	—	(3,191)	(7,322)
Addition to cash from Acquisition of Augusta	5	3,261	—	3,261	—
Addition to restricted cash	11	—	—	(22,963)	(20,897)
Peruvian sales tax (paid) received on capital expenditures		(29,832)	(35,998)	42,701	(87,807)
		(328,501)	(259,719)	(731,558)	(773,951)
Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs		194,600	(784)	290,843	155,902
Principal repayments	16	(129,180)	—	(138,497)	—
Interest paid on long-term debt		(48,787)	(31,801)	(88,484)	(58,506)
Proceeds from exercise of stock options		1,123	130	1,278	449
Financing costs		(647)	(245)	(1,784)	(556)
Proceeds (costs) from issuance of equity		(170)	—	164,820	—
Dividends paid	20b	(2,323)	(1,721)	(4,251)	(18,924)
		14,616	(34,421)	223,925	78,365
Effect of movement in exchange rates on cash and cash equivalents		17,520	(17,912)	21,096	9,905
Net decrease in cash and cash equivalents		(129,588)	(284,440)	(213,732)	(544,601)
Cash and cash equivalents, beginning of period		547,283	1,076,927	631,427	1,337,088
Cash and cash equivalents, end of period		$417,695	$792,487	$417,695	$792,487

HUDBAY MINERALS INC.

Condensed Consolidated Interim Income Statements

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2014	2013	2014	2013

Revenue	7a	$185,431	$130,179	$431,539	$380,720

Cost of sales
Mine operating costs		124,821	83,589	307,606	260,212
Depreciation and amortization	7b	29,489	19,838	68,632	54,826
		154,310	103,427	376,238	315,038

Gross profit		31,121	26,752	55,301	65,682

Selling and administrative expenses		11,857	10,643	32,946	29,919
Exploration and evaluation		2,754	6,473	6,951	22,082
Other operating income and expenses	7d	7,223	1,162	12,423	5,454
Loss on disposal of subsidiary	7f	—	—	6,512	—
Results from operating activities		9,287	8,474	(3,531)	8,227
Augusta related transaction costs	5	10,195	—	16,093	—
Finance income	7e	(1,938)	(761)	(3,630)	(2,870)
Finance expenses	7e	3,451	2,901	8,179	7,144
Other finance (gain) loss	7e	(60,007)	(3,316)	(64,463)	26,263
Net finance (income) expense		(58,494)	(1,176)	(59,914)	30,537

Profit (loss) before tax		57,586	9,650	40,290	(22,310)
Tax expense	19a	8,338	6,665	18,009	25,484
Profit (loss) for the period		$49,248	$2,985	$22,281	$(47,794)

Attributable to:
Owners of the Company		$49,248	$4,733	$22,371	$(45,854)
Non-controlling interests	23	—	(1,748)	(90)	(1,940)
Profit (loss) for the period		$49,248	$2,985	$22,281	$(47,794)

Earnings (loss) per share
Basic and diluted		$0.22	$0.03	$0.11	$(0.27)

Weighted average number of common shares outstanding (note 21):
Basic		222,742,698	172,073,980	200,730,956	172,038,343
Diluted		223,821,872	172,244,694	201,222,322	172,038,343

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Profit (loss) for the period	$49,248	$2,985	$22,281	$(47,794)

Other comprehensive income (loss): (note 22)
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign operations	100,541	(35,297)	107,260	39,905
Change in fair value of available-for-sale financial assets	5,388	(619)	51,782	(13,716)
	105,929	(35,916)	159,042	26,189

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial (loss) gain	(7,154)	5,584	(47,768)	26,764
Tax effect	1,196	(2,321)	7,615	(5,694)
	(5,958)	3,263	(40,153)	21,070

Transferred to income statement:
Change in fair value of available-for-sale financial assets	(50,010)	388	(48,886)	7,367
Sale of investments	—	—	(33)	(28)
	(50,010)	388	(48,919)	7,339

Other comprehensive income (loss) net of tax, for the period	49,961	(32,265)	69,970	54,598
Total comprehensive income (loss) for the period	$99,209	$(29,280)	$92,251	$6,804

Attributable to:
Owners of the Company	99,209	(27,431)	92,341	8,577
Non-controlling interests	—	(1,849)	(90)	(1,773)
Total comprehensive income (loss) for the period	$99,209	$(29,280)	$92,251	$6,804

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share Capital	Other capital	Foreign currency translation	Available-for-	Hedging	Remeasurement	Retained		Non- controlling interests
	(note 20)	reserves	reserve	sale reserve	reserve	reserve	earnings	Total	(note 23)	Total equity

Balance, January 1, 2013	$1,020,458	$26,203	$10,579	$16,498	$—	$(105,216)	$685,250	$1,653,772	$(311)	$1,653,461
Loss	—	—	—	—	—	—	(45,854)	(45,854)	(1,940)	(47,794)
Other comprehensive income (loss) (note 22)	—	—	39,738	(6,377)	—	21,070	—	54,431	167	54,598
Total comprehensive income (loss)	—	—	39,738	(6,377)	—	21,070	(45,854)	8,577	(1,773)	6,804
Contributions by and distributions to owners:
Stock options exercised	630	(187)	—	—	—	—	—	443	—	443
Dividends (note 20b)	—	—	—	—	—	—	(18,924)	(18,924)	—	(18,924)
Total contributions by and distributions to owners	630	(187)	—	—	—	—	(18,924)	(18,481)	—	(18,481)
Balance, September 30, 2013	$1,021,088	$26,016	$50,317	$10,121	$—	$(84,146)	$620,472	$1,643,868	$(2,084)	$1,641,784
Loss	—	—	—	—	—	—	(55,506)	(55,506)	(5,977)	(61,483)
Other comprehensive income (loss)	—	—	47,607	(7,653)	—	7,296	—	47,250	157	47,407
Total comprehensive income (loss)	—	—	47,607	(7,653)	—	7,296	(55,506)	(8,256)	(5,820)	(14,076)
Contributions by and distributions to owners:
Stock options exercised	—	(1)	—	—	—	—	—	(1)	—	(1)
Total contributions by and distributions to owners	—	(1)	—	—	—	—	—	(1)	—	(1)
Balance, December 31, 2013	$1,021,088	$26,015	$97,924	$2,468	$—	$(76,850)	$564,966	$1,635,611	$(7,904)	$1,627,707

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital	Foreign currency translation	Available-for-	Hedging	Remeasurement	Retained		Non- controlling interests
	(note 20)	reserves	reserve	sale reserve	reserve	reserve	earnings	Total	(note 23)	Total equity

Balance, January 1, 2014	$1,021,088	$26,015	$97,924	$2,468	$—	$(76,850)	$564,966	$1,635,611	$(7,904)	$1,627,707
Profit (loss)	—	—		—	—	—	22,371	22,371	(90)	22,281
Other comprehensive income (loss) (note 22)	—	—	107,260	2,863	—	(40,153)	—	69,970	—	69,970
Total comprehensive income (loss)	—	—	107,260	2,863	—	(40,153)	22,371	92,341	(90)	92,251
Contributions by and distributions to owners:
Stock options exercised	1,869	(591)	—	—	—	—	—	1,278	—	1,278
Equity issuance (note 20b)	607,298	—	—	—	—	—	—	607,298	—	607,298
Share issue costs, net of tax (note 20b)	(5,834)	—	—	—	—	—	—	(5,834)	—	(5,834)
Dividends (note 20b)	—	—	—	—	—	—	(4,251)	(4,251)	—	(4,251)
Total contributions by and distributions to owners	603,333	(591)	—	—	—	—	(4,251)	598,491	—	598,491
Non-controlling interests upon acquisition of Augusta (notes 5, 23)	—	—	—	—	—	—	—	—	45,500	45,500
Acquisition of non-controlling interests in Augusta (notes 5, 23)	—	—	—	—	—	—	—	—	(44,077)	(44,077)
Reclassification of non-controlling interests in Augusta (notes 5, 23)	—	1,423	—	—	—	—	—	1,423	(1,423)	—
Reclassification adjustment								—	1,073	1,073
Sale of subsidiary	—	—	(453)	—	—	—	—	(453)	6,921	6,468
Balance, September 30, 2014	$1,624,421	$26,847	$204,731	$5,331	$—	$(117,003)	$583,086	$2,327,413	$—	$2,327,413

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

1.                   Reporting entity

HudBay Minerals Inc. (“HMI” or the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2014 and 2013 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries, as at September 30, 2014, include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. (“Hudbay Peru”), HudBay (BVI) Inc. and Augusta Resource Corporation (“Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company with shares listed under the symbol “HBM” on the Toronto, Lima and New York stock exchanges. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto stock exchange. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and copper projects in Cusco (Peru) and Arizona (United States). The Group also has investments in a number of exploration companies. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

2.                   Basis of preparation

(a)  Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors approved these condensed consolidated interim financial statements on October 29, 2014.

(b)  Functional and presentation currency:

The Group’s condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and all material subsidiaries’ functional currency, except for Hudbay Peru, HudBay (BVI) Inc. and the Hudbay Arizona entities, which have a functional currency of US dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)  Use of judgement:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

The condensed consolidated interim financial statements reflect the judgements outlined by the Group in its consolidated financial statements for the year ended December 31, 2013.

(d)  Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The condensed consolidated interim financial statements reflect the estimates outlined by the Group in its consolidated financial statements for the year ended December 31, 2013.

3.                   Significant accounting policies

Except as described below, these condensed consolidated interim financial statements reflect the accounting policies applied by the Group in its consolidated financial statements for the year ended December 31, 2013 and comparative periods.

As required by the IASB, effective January 1, 2014 the Group adopted the following amendments to IFRS:

•                  IAS 32 Offsetting Financial Assets and Liabilities - in October 2009, the IASB issued an amendment to IAS 32 Offsetting Financial Assets and Liabilities, which clarifies certain aspects of offsetting and net and gross settlement. The Group’s adoption of this amendment had no effect on its consolidated financial statements.

•                  IFRIC 21 Levies - this IFRIC was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. The Group’s adoption of this amendment had no effect on its consolidated financial statements.

4.                   New standards not yet adopted

•                      Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) - on May 12, 2014, the IASB issued amendments to clarify that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption for an intangible asset, however, can be rebutted in certain limited circumstances. The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early adoption permitted. The Group is currently evaluating the impact of applying the amendments, however does not anticipate that there will be any impact on its current method of calculating depreciation or amortization.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

•                      IFRS 15 Revenue from Contracts with Customers — this standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contacts with its customers. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2017 with early application permitted. The Group has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

•                      IFRS 9 Financial Instruments - this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The IASB has tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

5.                   Acquisition of Augusta Resource Corporation

On July 16, 2014, the Group obtained control of Augusta Resource Corporation (“Augusta” or “Hudbay Arizona”), a Canadian company whose primary asset is the Rosemont copper project near Tucson, Arizona.

Hudbay obtained control of Augusta by acquiring Augusta common shares to increase the Group’s equity interest in Augusta from approximately 16% to 92%. On July 29, 2014 and September 23, 2014, Hudbay acquired the remaining outstanding common shares and now wholly owns Augusta. Acquiring control of Augusta allows the Group an opportunity to develop the Rosemont Copper project and significantly increase Hudbay’s future copper production.

For the three and nine months ended September 30, 2014, Augusta has contributed a gain of $535 to the Group’s results. Augusta does not currently earn revenue as it is in the development stage. If the acquisition had occurred on January 1, 2014, management estimates that there would be no revenue and profit for the period in Hudbay Arizona would have been $4,602. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2014.

Consideration transferred:

The following summarizes the acquisition date fair value of the major classes of consideration transferred:

Equity instruments (36,613,464 common shares)	$393,947
Warrant Instruments (19,759,641 warrants)	42,087
Fair value of shares previously owned by the Group (23,058,585 common shares)	84,391
Consideration transferred - July 16, 2014	$520,425

The fair value of the common shares issued was based on Hudbay’s listed share price of $10.76 at the July 16, 2014 acquisition date. The fair value of the warrants issued was based on a Black Scholes option pricing calculation of $2.13. The fair value of the shares previously owned by the Group was based on Augusta’s listed share price of $3.66 at the July 16, 2014 acquisition date.

The Group took up the remaining 3,837,190 shares at a fair value of $40,679 based on Hudbay’s listed share prices of $11.62 and $9.68 on July 29, 2014 and September 23, 2014, respectively. The Group issued 2,070,849 warrant instruments with a fair value of $3,398 based on Hudbay’ listed warrant prices of $2.25 and $1.09 on July 29, 2014 and September 23, 2014, respectively.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

Immediately prior to the acquisition, Augusta issued an aggregate of 5,846,187 common shares in respect of the exercise of a total of 1,297,500 stock options, the settlement of 205,001 restricted share units and the conversion of $10,000 aggregate principal amount of convertible notes. In addition, Augusta made payments of approximately $3,777 to settle 2,775,500 out-of-the money stock options.

During the nine months ended September 30, 2014, the Group incurred acquisition related costs of $16,093 (three months ended September 30, 2014 — $10,195) mainly relating to external legal and advisory fees and due diligence costs. In addition, the Group incurred share issue costs of $170 and presented them as a deduction from share capital.

Identifiable assets acquired and liabilities assumed:

The Group has completed a preliminary purchase price allocation, resulting in recognized amounts of identifiable assets acquired and liabilities assumed as follows:

Cash and cash equivalents	$3,261
Receivables and other current assets	1,486
Long-term receivable and other assets	9,896
Mineral properties	680,636
Other property, plant and equipment	83,626
Trade and other payables	(35,949)
Warrant liability	(6,278)
Current portion of long-term debt	(125,918)
Deferred tax liabilities	(167,898)
Total net identifiable assets acquired	$442,862

The fair values of the mineral properties have been calculated using significant judgements. The fair values disclosed are provisional due to the complexity of the acquisition and due to the inherently uncertain nature of the mining industry. The Group will complete its review of the fair value of the assets and liabilities acquired within twelve months of the acquisition date at the latest. In particular, the fair values of mineral properties, other property, plant and equipment and deferred tax liabilities have been determined provisionally pending completion of an independent valuation.

The fair value of the acquired receivables was valued at $10,011. Based on the valuation performed at the acquisition date, management expected all contractual cash flows to be collectible. The long-term receivable relates to the amounts collectible from the joint venture partner.

The Group recognized goodwill as a result of the acquisition as follows:

Total consideration transferred	$436,034
Fair value of previous interest in acquiree	84,391
Non-controlling interest of measured based on proportionate share	45,500
Less: value of net identifiable asset acquired	(442,862)
Goodwill upon acquisition on July 16, 2014	$123,063

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes. As a result of foreign exchange translation, the goodwill balance increased to $128,216 as at September 30, 2014.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

The Group recognized a gain of $50,268 in other finance gains (losses) as a result of remeasuring its existing 16% interest in Augusta to fair value. Of this amount, $34,931 represented impairment losses recognised in previous periods and $15,337 represented a transfer of gains recognized in previous periods from the available-for-sale reserve within equity into the income statement (note 7e).

6.                   Assets held for sale

On January 17, 2014 the Group closed the sale of its wholly owned subsidiary, Hudbay Michigan Inc. (“Hudbay Michigan”), which owned a 51% interest in Back Forty Joint Venture LLC, which owns the Back Forty project in Michigan; the remaining 49% is owned by Aquila Resources Inc. (“Aquila”).

The final share consideration valued at $2,425 was received during the first quarter of 2014 (18,650,193 common shares of Aquila based on a price of $0.13 per share), together with other non-cash consideration. Including the shares issued in the transaction, the Company owns and controls 33,017,758 Aquila common shares, representing approximately 18.0% of the issued and outstanding shares, which are included in the available-for-sale investments. The sale was completed pursuant to a previously announced purchase agreement dated November 7, 2013. As the sale closed after December 31, 2013, the Back Forty project was reported as an asset held for sale as at December 31, 2013.

7.                   Revenue and expenses

(a)         Revenue

The Group’s revenue by significant product types:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Copper	$84,591	$47,912	$191,207	$151,360
Zinc	76,251	56,637	188,383	164,169
Gold	29,489	25,223	69,533	74,234
Silver	4,781	3,433	11,368	10,555
Other	1,194	2,332	3,441	4,712
	196,306	135,537	463,932	405,030
Treatment and refining charges	(9,327)	(4,858)	(23,163)	(14,522)
Pre-production revenue	(1,548)	(500)	(9,230)	(9,788)
	$185,431	$130,179	$431,539	$380,720

Pre-production revenue in the three months ended September 30, 2014 related to Lalor and pre-production revenue in the nine months ended September 30, 2014 relates to revenue earned from production at the Reed mine and Lalor project in Manitoba. Pre-production revenue in 2013 relates to revenue earned from production at the Group’s Lalor, Reed and 777 North projects in Manitoba. Revenues related to inventory produced prior to commencement of commercial production are credited against capital costs rather than recognized as revenue in the income statement.

Included in revenue for the three months ended September 30, 2014 are gains related to non-hedge derivative contracts of $1,674 (three months ended September 30, 2013 - loss of $4,110). Included in revenue for the nine months ended September 30, 2014 are gains related to non-hedge derivative contracts of $3,755 (nine months ended September 30, 2013 - losses of $5,827) (note 24b).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

(b)              Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the income statements as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Cost of sales	$29,489	$19,838	$68,632	$54,826
Selling and administrative expenses	193	202	570	598
	$29,682	$20,040	$69,202	$55,424

(c)               Share-based payment and expense

Share-based payment expenses are reflected in the income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended September 30, 2014
Cost of sales	$(129)	$—	$(129)
Selling and administrative expenses	1,324	33	1,357
Other operating expenses	137	—	137
	$1,332	$33	$1,365
Nine months ended September 30, 2014
Cost of sales	$512	$—	$512
Selling and administrative expenses	3,093	1,181	4,274
Other operating expenses	409	—	409
Exploration and evaluation	(31)	—	(31)
	$3,983	$1,181	$5,164
Three months ended September 30, 2013
Cost of sales	$507	$—	$507
Selling and administrative expenses	1,118	1,168	2,286
Other operating expenses	251	—	251
Exploration and evaluation	16	—	16
	$1,892	$1,168	$3,060
Nine months ended September 30, 2013
Cost of sales	$684	$—	$684
Selling and administrative expenses	1,757	289	2,046
Other operating expenses	358	—	358
Exploration and evaluation	22	—	22
	$2,821	$289	$3,110

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

(d)              Other operating income and expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Joint venture operator fee income	$(122)	$—	$(1,274)	$—
Cost of non-producing properties	7,154	1,267	13,806	4,950
Other income and expense	191	(105)	(109)	504
	$7,223	$1,162	$12,423	$5,454

(e)               Finance income and expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Finance income
Interest income	$(1,613)	$(2,756)	$(4,106)	$(8,522)
Less: adjustment to interest capitalized	—	1,995	866	5,652
Other finance income	(325)	—	(390)	—
	(1,938)	(761)	(3,630)	(2,870)
Finance expense
Interest expense on long-term debt	23,719	16,494	64,759	41,638
Unwinding of accretion on financial liabilities at amortized cost	219	441	1,001	1,564
Unwinding of discounts on provisions	939	864	2,818	2,415
Other finance expense	2,512	2,037	5,361	4,729
	27,389	19,836	73,939	50,346
Interest capitalized	(23,938)	(16,935)	(65,760)	(43,202)
	3,451	2,901	8,179	7,144
Other finance (gains) losses
Net foreign exchange losses (gains)	10,523	(3,688)	10,006	15,589
Change in fair value of financial assets and liabilities at fair value through profit loss:
Hudbay and Augusta warrants	(22,010)	—	(22,010)	—
Prepayment option embedded derivative	1,490	(525)	(3,548)	2,839
Investments classified as held-for-trading	—	509	8	496
Net gain reclassified from equity on disposal of available- for-sale investments and acquisition of Augusta	(50,179)	—	(50,211)	(28)
Net loss reclassified from equity on impairment of available-for-sale investments (notes 11 and 22)	169	388	1,292	7,367
	(60,007)	(3,316)	(64,463)	26,263
Net finance (income) expense	$(58,494)	$(1,176)	$(59,914)	$30,537

Interest expense is capitalized to the Constancia and Rosemont projects related to the other financial liabilities recorded at amortized cost and long-term debt (notes 15, 16).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

During the three and nine months ended September 30, 2014, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $169 and $1,292 respectively, from the available-for-sale reserve within equity to the income statement (three and nine months ended September 30, 2013 - $388 and $7,367, respectively).

Primarily all of the net gain reclassified from equity on disposal of available-for-sale investments relates to the Augusta shares previously owned by the Group prior to the acquisition (note 5).

(f)                Loss on disposal of subsidiary

During the nine months ended September 30, 2014, the Group recognized a loss of $6,512 on the disposition of its Back Forty project in Michigan (note 6). This mainly resulted from the derecognition of the non-controlling interest and cumulative translation adjustments recorded in the entity (note 23). The Group has presented the loss within the Corporate and Other activities segment.

8.               Trade and other receivables

	Sep. 30, 2014	Dec. 31, 2013
Current
Trade receivables	$46,749	$41,144
Embedded derivatives - copper provisional pricing (note 24c)	(2,918)	1,307
Statutory receivables	71,467	116,185
Receivable from joint venture partner	10,080	—
Other receivables	23,270	9,662
	148,648	168,298
Non-current
Statutory receivables - Peruvian sales tax	68,950	57,376
Receivable from joint venture partner	25,110	—
	94,060	57,376
	$242,708	$225,674

As commercial production commenced at the Reed mine on April 1, 2014, the Group recorded a receivable for 30% of the applicable development costs as well as other amounts due from our joint venture partner, VMS Ventures Inc. (“VMS Ventures”) pursuant to the Reed Lake Project Joint Venture Agreement. The receivable will be repaid by offsetting amounts owed to VMS Ventures for the purchase of their proportionate share of the Reed mine ore. The receivable has been discounted and has been classified based on the expected timing of ore purchases. As at September 30, 2014, the receivable from VMS Ventures was $24,352.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

The remaining balance in the receivable from joint venture partner is related to the Group’s joint venture partner for the Rosemont project in Arizona. On September 16, 2010, Rosemont and United Copper & Moly LLC (“UCM” or “Partner”), a company formed by Korea Resources Corporation and LG International Corp. to hold their interest in the Rosemont joint venture, executed an Earn-In Agreement (the “EI Agreement”) whereby UCM can acquire up to a 20% interest in the Rosemont joint venture by funding $176,000 of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont project as follows: Tranche 1 - a maximum $70,000 for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”); and once the material permits are issued and construction has commenced; Tranche 2 - $106,000 for construction costs can be released. Once UCM has earned its 20% interest in the Rosemont joint venture, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011, UCM completed its Tranche 1 cash investment of $70,000 and earned a 7.95% interest in the Rosemont joint venture.  Rosemont is currently funding the pre-construction costs until such time as the final material permits have been obtained at which time UCM’s portion of these costs will become payable. The receivable has been classified as non-current.

As at September 30, 2014, $68,842 (December 31, 2013 - $114,651) of the current statutory receivables and all of the non-current statutory receivable relate to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures for its Constancia project. The non-current portion has not been discounted given it is a statutory receivable. Hudbay Peru expects to receive the current portion within a year and the non-current refunds once the project reaches commercial production, as the accumulated sales tax pool is refundable up to 18% of the revenue earned each month. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2c).

9.               Inventories

	Sep. 30, 2014	Dec. 31, 2013
Current
Work in progress	$12,933	$7,718
Finished goods	39,896	30,746
Materials and supplies	17,176	13,737
	70,005	52,201
Non-current
Materials and supplies	7,956	7,888
	$77,961	$60,089

The cost of inventories recognized as an expense and included in cost of sales amounted to $107,351 and $272,056 for the three and nine months ended September 30, 2014 (three and nine months ended September 30, 2013 - $71,437 and $225,472, respectively).

During the nine months ended September 30, 2014, the Group recognized an expense of $5,685 in cost of sales related to write-downs of the carrying value of zinc inventories to net realizable value (nine months ended September 30, 2013 - Nil). For zinc inventories sold during the nine months ended September 30, 2014, the related amount transferred from inventory to cost of sales was $10,696 less than it would have been had write-downs not been previously recognized (three months ended September 30, 2014 - Nil). As a result, for the nine months ended September 30, 2014, the net impact on cost of sales, related to zinc inventory write-downs, was a decrease of $5,011 (three months ended September 30, 2014 - Nil).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

10.        Prepaid expenses

	Sep. 30, 2014	Dec. 31, 2013
Current
Prepayments to suppliers related to capital projects	$14,374	$18,962
Prepaid interest related to long-term debt	48,944	—
Prepaid financing fees	997	—
Prepaid insurance and other	9,898	9,955
	74,213	28,917
Non-current
Other	328	574
	$74,541	$29,491

11.        Other financial assets

	Sep. 30, 2014	Dec. 31, 2013
Current
Derivative assets	$2,077	$807

Non-current
Available-for-sale investments	21,284	48,281
Investments at fair value through profit or loss	—	7
Derivative assets	17	—
Restricted cash	47,396	22,894
	68,697	71,182
	$70,774	$71,989

Available-for-sale investments

As at September 30, 2014, available-for-sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. During the three and nine months ended September 30, 2014 the Group recognized impairment losses of $169 and $1,292 respectively, related to its investments in the available-for-sale reserve within equity (three and nine months ended September 30, 2013 - $388 and $7,367, respectively) (notes 7e and 22).

As a result of the acquisition of Augusta, the Group removed the previously owned Augusta shares from available-for-sale investments totalling $69,058.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

Credit facility, letters of credit and restricted cash

In June 2014, the Group entered into a US$150 million standby credit facility with two lenders to provide financing for expenditures on the Constancia project, if required. The facility has a term of four years, with any drawdowns bearing interest at LIBOR + 3.50%. Repayments of any advances made under this facility will commence on December 31, 2015 and will require full repayment by September 30, 2018. Prepayments of the facility can be made any time without penalty. The facility is unconditionally guaranteed by the Company and is secured by a pledge of assets of its Peruvian subsidiary. The facility contains customary financial covenants applicable to the Company’s Peruvian subsidiary that are to be complied with commencing December 31, 2015. No amounts have been drawn down as at September 30, 2014.

On November 3, 2010, Hudbay arranged a revolving credit facility with a syndicate of lenders. In September 2013, the Company entered into various amendments with the lenders. The facility has a maturity date of September 12, 2016, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s material subsidiaries other than those related to the Constancia and Rosemont projects. The available amount under the facility is the lesser of US$100,000 and a borrowing base related to accounts receivable and inventory, which was US$89,100 ($99,792) as at September 30, 2014. Upon closing in 2010, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at September 30, 2014, the Manitoba business unit had outstanding letters of credit in the amount of $64,084 (December 31, 2013 - $64,084).

As required by Peruvian law, Hudbay Peru provides security with respect to its decommissioning and restoration obligations. Hudbay Peru has provided a letter of credit in the amount of $45,533 as at September 30, 2014, and classified cash on deposit with a Peruvian bank to support the letter of credit as restricted cash (December 31, 2013 - $21,124).

12.            Property, plant and equipment

Sep. 30, 2014	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$16,579	$—	$16,579
Capital works in progress	3,801,942	—	3,801,942
Mining properties	591,565	(398,528)	193,037
Plant and equipment	733,594	(379,879)	353,715
	$5,143,680	$(778,407)	$4,365,273

Dec. 31, 2013	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$16,840	$—	$16,840
Capital works in progress	2,178,127	—	2,178,127
Mining properties	511,325	(362,239)	149,086
Plant and equipment	663,996	(342,974)	321,022
	$3,370,288	$(705,213)	$2,665,075

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

The Group has determined that the level of activity that represents commercial production for Reed, 777 North and phase 1 of Lalor is production of an average of 60% of design capacity over a three-month period. The Group has determined that the appropriate level of activity that represents commercial production for phase 2 of Lalor is hoisting at 60% of the average of planned ore mined over a one year period for a minimum of a one month period. On March 31, 2013, June 30, 2013, March 31, 2014 and September 30, 2014 phase 1 of the Lalor mine, the 777 North mine, the Reed mine and phase 2 of the Lalor mine met the threshold, respectively. The Group concluded that commercial production related to phase 1 at the Lalor mine and the 777 North mine commenced on April 1, 2013 and July 1, 2013, respectively, at which time the carrying value of the related assets within capital works in progress was reclassified to plant and equipment and mine development and depreciation of the assets commenced. Similarly, commercial production at the Reed mine and phase 2 of the Lalor mine commenced on April 1, 2014 and October 1, 2014, respectively, and the carrying value of the related assets within capital works in progress were reclassified to plant and equipment and mine development, and depreciation of the assets has commenced.

The Group has included the mineral properties and fixed assets acquired in the Augusta business combination in the capital works in progress line (note 5).

13.    Goodwill

Goodwill is comprised on the following:

Peru goodwill January 1, 2014	$71,373
Effects of changes in foreign exchange to September 30, 2014	3,784
Addition of Arizona goodwill July 16 (note 5)	123,063
Effects of changes in foreign exchange to September 30, 2014 (note 5)	5,153
Balance, September 30, 2014	$203,373

The Group performs impairment testing for its Constancia goodwill on an annual basis, as at September 30, and more frequently if there are indicators of impairment. As at September 30, 2014, Hudbay evaluated its long-lived assets and goodwill for impairment for the Peru business cash-generating unit (“CGU”), which is the only unit that includes goodwill with the exception of Augusta which was acquired during the quarter (note 5).

For the impairment test, fair value less costs to sell (“FVLCS”) was used to determine the recoverable amount since it is higher than value in use. FVLCS was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group’s most current life of mine (“LOM”) plans.

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs and future foreign exchange rates. The cash flows are for periods up to the date that mining is expected to cease, which is 22 years for the Peru CGU.

Discount rate was based on the business unit’s weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the US Government’s marketable bond yields as at the valuation date, the Company’s beta coefficient adjustment to the market equity risk premium based on the volatility of the Company’s return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company’s borrowing capabilities and the corporate income tax rate applicable to the segment’s jurisdiction. A discount rate of 8.25% (September 30,

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

2013 — 8.93%) was used to calculate the estimated after-tax discounted future net cash flows of the Peru CGU, commensurate with its individual estimated level of risk.

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. The cash flow calculations were based on estimates of future production levels applying long-term copper prices of US$3.00 per pound (September 30, 2013 — $3.00 per pound), molybdenum long-term prices of US$11.50 per pound (September 30, 2013 — $13.50 per pound), long-term foreign exchange rates of PEN2.90:US$1.00 (September 30, 2013 — PEN2.65:US$1.00) and capital, operating and reclamation costs based on updated LOM plans.

Expected future cash flows used to determine the FVLCS used in the impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Company’s consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked.

Based on the assessment performed by the Group on the CGU, including goodwill, the Group concluded that the recoverable amount of the CGU exceeded its carrying amount as at September 30, 2014.

14.    Other liabilities

	Sep. 30, 2014	Dec. 31, 2013
Current portion of
Provisions (note 18)	$12,593	$6,897
Pension liability	22,520	30,677
Other employee benefits	3,774	3,565
	$38,887	$41,139

15.    Other financial liabilities

	Sep. 30, 2014	Dec. 31, 2013
Current
Derivative liabilities	$2,159	$4,631
Other financial liabilities at amortized cost	5,883	11,717
	8,042	16,348

Non-current
Derivative liabilities	5	—
Warrants at fair value through profit and loss	30,015	—
Other financial liabilities at amortized cost	25,770	23,039
	55,790	23,039
	$63,832	$39,387

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia project which allow Hudbay to extract minerals over the useful life of the Constancia project, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the nine months ended September 30, 2014, the liability associated with several of the community agreements increased by $4,757 and payments of $9,758 were made. During the year ended December 31, 2013, the liability associated with several of the community agreements increased by $21,121 and payments of $26,349 were made.

Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

The derivative liabilities include derivative and hedging transactions as well as warrants issued as consideration for the acquisition of Augusta (note 5) and warrants assumed on the acquisition of Augusta (note 5). Derivative liabilities are carried at their fair value with changes in fair value recorded to the income statements in other finance (gain) loss. The fair value of derivative and hedging transactions are determined based on internal valuation models and the fair value of warrants issued are determined based on the quoted market prices for the listed warrants. During the third quarter of 2014, the Group recognized a gain of $19,290 related to the decrease in the fair value of the warrants liability for those issued in the acquisition of Augusta (note 7e). The fair value of these warrants at September 30, 2014 is $26,194. A total of 21,830,490 warrants were issued which entitle the holder to acquire a common share of the Company at a price of $15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

In addition, during the third quarter of 2014, the Group recognized a gain of $2,720 related to the decrease in the fair value of the liability for the transferable share purchase warrants of Augusta (the “Augusta Warrants”) which were assumed in connection with the acquisition of Augusta. Following the acquisition, each Augusta Warrant represents the right to acquire 0.315 of a Hudbay common share and 0.17 of a Hudbay warrant. The fair value of the Augusta Warrants at September 30, 2014 is $3,821. There are 1,374,951 Augusta Warrants outstanding with an exercise price of US$3.85, expiring July 22, 2015 and 3,300,000 Augusta Warrants outstanding with an exercise price of US$2.12, expiring December 12, 2016.

16.    Long-term debt

Long-term debt is comprised of the following:

	Sep. 30, 2014	Dec. 31, 2013
Senior unsecured notes (note a)	$1,020,287	$779,331
Equipment finance facility (note b)	84,891	—
	1,105,178	779,331
Less: current portion (note b)	(16,547)	—
	$1,088,631	$779,331

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

(a)              Senior unsecured notes

Balance, January 1, 2013	$479,540
Addition to Principal, net of transaction costs and bond premium	256,258
Addition to embedded derivative (prepayment option)	(469)
Change in fair value of embedded derivative (prepayment option)	2,839
Effects of changes in foreign exchange	39,890
Accretion of transaction costs	1,273
Balance, December 31, 2013	$779,331
Addition to Principal, net of transaction costs and bond premium	197,844
Change in fair value of embedded derivative (prepayment option)	(3,548)
Effects of changes in foreign exchange	45,414
Accretion of transaction costs	1,246
Balance, September 30, 2014	$1,020,287

On August 6, 2014, the Group issued US$170,000 aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the US$750,000 aggregate principal amount of 9.50% senior unsecured notes issued between September 2012 and December 2013 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes were priced at 107% of the aggregate principal amount, resulting in gross proceeds of US$181,900 ($197,844) and will yield 8.03% to maturity. The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds have been used to date to fund the development of Constancia and Rosemont, interest costs have been capitalized to project assets. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project and the Rosemont project.

(b)              Equipment finance facility

Balance, December 31, 2013	$—
Addition to Principal, net of transaction costs	92,125
Payments made	(9,370)
Effects of changes in foreign exchange	1,168
Accretion of transaction costs	499
84,422
Current portion	(16,078)
Balance, September 30, 2014	$68,344

In October 2013, the Group entered into an equipment financing facility with Caterpillar Financial Services Corporation to finance the purchase of components of the mobile fleet at the Group’s Constancia project. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis and are secured by the Constancia mobile fleet. The loan has been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. All payments due within twelve months of the period end date are classified as a current liability. The payments are based on a floating annual interest rate of 3-months LIBOR plus 4.25%.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

(c)               Augusta loan

During August 2014, the Group repaid US$117,870 ($128,608) of loans made by RK Mine Finance Trust I to Augusta.

17.    Deferred revenue

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Group has received aggregate deposit payments of US$750,000 against delivery of 100% of payable gold and silver from the 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project. On November 4, 2013, the Group entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which the Group agreed to receive an additional US$135,000 deposit against delivery of 50% of payable gold from the Constancia project, with the deposit payable in cash or Silver Wheaton shares, at Silver Wheaton’s election.  In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group received a cash deposit payment of US$125,000 ($139,287) in March 2014 as a result of US$1,000,000 in capital expenditures having been paid at the Constancia project. In addition, the Group received Silver Wheaton shares in satisfaction of the gold deposit during September 2014 and sold the shares for gross proceeds of US$135,000 ($149,931).

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the income statement on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

In February 2010, Hudbay Arizona entered into a precious metals stream transaction with Silver Wheaton whereby the Group will receive deposit payments of US$230 million against delivery of 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$450 per ounce (for gold) and US$3.90 per ounce (for silver), subject to 1% annual escalation after three years.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

The following table summarizes changes in deferred revenue:

Balance, January 1, 2013	$462,278
Additional installment received	131,475
Recognition of revenue	(69,088)
Effects of changes in foreign exchange	5,086
Balance, December 31, 2013	$529,751
Additional installments received	289,218
Recognition of revenue	(39,730)
Effects of changes in foreign exchange	11,563
Balance, September 30, 2014	$790,802

Deferred revenue is reflected in the balance sheets as follows:

	Sep. 30, 2014	Dec. 31, 2013
Current	$80,638	$65,616
Non-current	710,164	464,135
	$790,802	$529,751

18.    Provisions

Reflected in the balance sheets as follows:

Sep. 30, 2014	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Current (note 14)	$2,818	$5,238	$4,537	$—	$12,593
Non-current	169,211	—	3,981	—	173,192
	$172,029	$5,238	$8,518	$—	$185,785

Dec. 31, 2013	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Current (note 14)	$547	$4,268	$2,082	$—	$6,897
Non-current	141,019	—	4,891	152	146,062
	$141,566	$4,268	$6,973	$152	$152,959

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

19.            Income and mining taxes

(a)              Tax expense:

The tax expense is applicable as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Current:
Taxable income	$1,302	$(71)	$3,521	$110
Taxable mining profits	4,349	3,688	1,393	6,503
Adjustments in respect of prior years	(3,046)	(338)	(3,965)	1,214
	2,605	3,279	949	7,827
Deferred:
Income taxes - origination and reversal of temporary difference	(1,526)	1,527	6,543	28,508
Mining taxes - origination and reversal of temporary difference	1,644	(393)	1,966	(1,913)
Peruvian mining tax - origination and reversal of temporary difference	2,332	1,938	5,224	(4,601)
Adjustments in respect of prior years	3,283	314	3,327	(4,337)
	5,733	3,386	17,060	17,657
	$8,338	$6,665	$18,009	$25,484

(b)              Deferred tax assets and liabilities as represented on the balance sheets:

	Sep. 30, 2014	Dec. 31, 2013
Deferred income tax asset	$40,718	$31,331
Deferred mining tax asset - Canada	—	456
	40,718	31,787

Deferred income tax liability	(468,214)	(273,483)
Deferred mining tax liability - Canada	(2,594)	—
Deferred mining tax liability - Peru	(26,591)	(20,150)
	(497,399)	(293,633)
Net deferred tax liability balance	$(456,681)	$(261,846)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

(c)               Changes in deferred tax assets and liabilities:

	Nine months ended	Year ended
	Sep. 30, 2014	Dec. 31, 2013
Net deferred tax liability balance, beginning of year	$(261,846)	$(201,228)
Deferred tax expense	(17,060)	(41,171)
OCI transactions (note 22)	7,615	(7,792)
Acquisition of Augusta	(167,898)	—
Items charged directly to equity	2,036	—
Foreign currency translation on deferred tax liability	(19,528)	(11,655)
Net deferred tax liability balance, end of period	$(456,681)	$(261,846)

(d)              Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances. Taxes receivable, net of taxes payable, decreased by $19.6 million, as a result of a $32.7 million refund from the Canada Revenue Agency as a result of re-filing prior year tax returns to reflect the “New Mine” status of the Lalor project that was reflected in the tax receivable balance in Q2 2012, offset by taxes paid in the year along with adjustments related to income tax credits.

(e)               Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

20.            Share capital

(a)              Preference shares:

Authorized: Unlimited preference shares without par value

(b)              Common shares:

Authorized: Unlimited common shares without par value

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

Issued and fully paid:

	Nine months ended		Year ended
	Sep. 30, 2014		Dec. 31, 2013
	Common Shares	Amount	Common Shares	Amount
Balance, beginning of year	172,078,376	$1,021,088	171,984,487	$1,020,458
Exercise of stock options	181,035	1,869	93,889	630
Share issue costs, net of tax	—	(5,834)	—	—
Share issuance	20,930,000	172,672	—	—
Issued - acquisition of Augusta (note 5)	40,450,654	434,626	—	—
Balance, end of period	233,640,065	$1,624,421	172,078,376	$1,021,088

During the period, the Company declared semi-annual dividends of $0.01 per share. The Company paid $1,928 and $2,323 on March 31, 2014 and September 30, 2014 to shareholders of record as of March 14, 2014 and September 12, 2014, respectively.

In 2013, the Company paid $17,203 and $1,721 on March 27, 2013 and September 27, 2013 to shareholders of record as of March 18, 2013 and September 13, 2013, respectively.

On January 9, 2014, the Group entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of the Group’s common shares at a price of $8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $172,672.

21.            Earnings (loss) per share data

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Weighted average common shares outstanding
Basic	222,742,698	172,073,980	200,730,956	172,038,343
Plus net incremental shares from assumed conversion: warrants	858,717	—	289,385	—
assumed conversion: stock options	220,457	170,714	201,981	219,125
Diluted weighted average common shares outstanding	223,821,872	172,244,694	201,222,322	172,257,468

The determination of the diluted weighted-average number of common shares excludes 1,296,436 and 1,724,411 shares, respectively, related to stock options that were anti-dilutive for the three and nine months ended September 30, 2014 (three and nine months ended September 30, 2013 - 3,445,320 and 2,517,387 shares, respectively). The calculation of diluted weighted-average number of common shares also excludes 1,374,951 out-of-the money Augusta Warrants (note 15) which represent the right to acquire 0.315 of a Hudbay common share and 0.17 of a Hudbay warrant. The calculation also excludes all 21,830,490 Hudbay warrants issued as consideration for the acquisition of Augusta (note 5) as they are out-of-the money.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of share was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the nine months ended September 30, 2013, the Group calculated diluted loss per share using 172,038,343 common shares.

22.            Other comprehensive income (loss) (“OCI”)

	Three months ended			Three months ended
	Sep. 30, 2014			Sep. 30, 2013
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net foreign exchange income (loss) on translation of foreign operations	$100,541	$—	$100,541	$(35,297)	$—	$(35,297)
	100,541	—	100,541	(35,297)	—	(35,297)
Available-for-sale
Change in fair value of available-for-sale investments	5,388	—	5,388	(619)	—	(619)
Transfer to income statement on impairment of investments (note 7e)	169	—	169	388	—	388
Transfer to income statements on acquisition of Augusta and sale of investments	(50,179)	—	(50,179)	—	—	—
	(44,622)	—	(44,622)	(231)	—	(231)
Items that will not be reclassified subsequently to profit or loss
Actuarial (loss) gain	(7,154)	1,196	(5,958)	5,584	(2,321)	3,263
Total OCI income (loss)	$48,765	$1,196	$49,961	$(29,944)	$(2,321)	$(32,265)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

	Nine months ended			Nine months ended
	Sep. 30, 2014			Sep. 30, 2013
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net exchange gain on translation of foreign operations	$107,260	$—	$107,260	$39,905	$—	$39,905
Available-for-sale
Change in fair value of available-for-sale investments	51,782	—	51,782	(13,716)	—	(13,716)
Transfer to income statement on impairment of investments (note 7e)	1,292	—	1,292	7,367	—	7,367
Transfer to income statements on acquisition of Augusta and sale of investments	(50,211)	—	(50,211)	(28)	—	(28)
	2,863	—	2,863	(6,377)	—	(6,377)
Items that will not be reclassified subsequently to profit or loss
Actuarial (loss) gain	(47,768)	7,615	(40,153)	26,764	(5,694)	21,070
Total OCI gain	$62,355	$7,615	$69,970	$60,292	$(5,694)	$54,598

23.            Non-controlling interests

Hudbay sold its 51% interest in the Back Forty project on January 17, 2014 (note 6). As part of the disposition, the Group derecognized the non-controlling interest.

In accordance with a joint venture agreement with VMS, Hudbay owns 70% of the Reed copper mine and the two claims immediately to the south, as well as four exploration properties. During the second quarter of 2014, the Reed mine commenced commercial production and the Group entered into an offtake agreement with VMS. As a result, the Group re-assessed the joint venture accounting under IFRS. It was concluded that the previous method of consolidation was not reflective of the substance of the joint venture agreement and as such the balance of the non-controlling interest pertaining to the Reed mine was reclassified. Previously incurred acquisition costs and operating losses that were non-attributable to Hudbay owners are now recorded in property, plant and equipment and loans receivable from the joint venture partner, respectively. The appropriate method of accounting on a prospective basis is to consolidate Hudbay’s proportionate share of the assets and liabilities associated with the joint venture.

Upon acquisition of approximately 92% of Augusta on July 16, 2014, the Group recorded non-controlling interests of $45,500. The Group acquired the remaining interest in Augusta on July 29, 2014 and September 23, 2014. As a result of the remaining interest in Augusta being acquired at varying share values, a credit balance of $1,423 remained in non-controlling interests which was reclassified to Other Capital Reserves in the condensed consolidated interim statements of changes in equity to reflect the increase in ownership of a controlled subsidiary at September 30, 2014.

The Group’s 92.05% interest in the Rosemont joint venture is accounted for by recognizing Hudbay’s proportionate share of the assets and liabilities associated with the joint venture.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

	Augusta	Back Forty Project	Reed Mine & Exploration	Total
Balance, January 1, 2013	$—	$762	$(1,073)	$(311)
Share of OCI	—	324	—	324
Share of net loss	—	(7,917)	—	(7,917)
Balance, December 31, 2013	—	(6,831)	(1,073)	(7,904)
Upon acquisition of non-controlling interest	45,500	—	—	45,500
Acquisition of non-controlling interest	(44,077)	—	—	(44,077)
Share of net loss	—	(90)	—	(90)
Reclassification of non-controlling interest in Augusta (note 5)	(1,423)	—	—	(1,423)
Reclassification adjustment	—	—	1,073	1,073
Disposition of subsidiary	—	6,921	—	6,921
Balance, September 30, 2014	$—	$—	$—	$—

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

24.            Financial instruments

(a)              Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Sep. 30, 2014		Dec. 31, 2013
	Fair Value	Carrying value	Fair Value	Carrying value
Recurring measurements
Financial assets
Loans and receivables
Cash and cash equivalents [1]	$417,695	$417,695	$631,427	$631,427
Restricted cash[1]	47,396	47,396	22,894	22,894
Trade and other receivables[1,2]	105,209	105,209	50,806	50,806
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	(2,918)	(2,918)	1,307	1,307
Non-hedge derivative assets[3]	2,094	2,094	807	807
Prepayment option - embedded derivative[7]	6,672	6,672	2,829	2,829
Investments at FVTPL[4]	—	—	7	7
Available-for-sale
Available-for-sale investments[4]	21,284	21,284	48,281	48,281
	597,432	597,432	758,358	758,358
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables[1,2]	297,477	297,477	207,369	207,369
Other financial liabilities[5]	22,626	31,653	27,835	34,756
Senior unsecured notes[6]	1,081,920	1,026,959	822,030	782,160
Equipment finance facility[8]	84,891	84,891	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	1,017	1,017	414	414
Non-hedge derivative liabilities[3]	32,179	32,179	4,631	4,631
	1,520,110	1,474,176	1,062,279	1,029,330
Net financial liability	$(922,678)	$(876,744)	$(303,921)	$(270,972)

1     Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2     Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

3     Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

4     Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

5     These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 15). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

6     Fair value of the senior unsecured notes (note 16) has been determined using the quoted market price at the period end.

7     Fair value of the prepayment option embedded derivative related to the long-term debt (note 16) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

8     The carrying value of the equipment finance facility approximates the fair value as the facility is based on floating interest rates.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                     Level 1: Quoted prices in active markets for identical assets or liabilities;

•                     Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•                     Level 3: Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2014	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(2,918)	$—	$(2,918)
Non-hedge derivatives	—	2,094	—	2,094
Prepayment option embedded derivative	—	6,672	—	6,672
Available-for-sale investments	19,284	—	2,000	21,284
	$19,284	$5,848	$2,000	$27,132
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$1,017	$—	$1,017
Non-hedge derivatives	26,194	5,985	—	32,179
	$26,194	$7,002	$—	$33,196

December 31, 2013	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$1,307	$—	$1,307
Non-hedge derivatives	—	807	—	807
Prepayment option embedded derivative	—	2,829	—	2,829
Investments at FVTPL	—	7	—	7
Available-for-sale investments	46,281	—	2,000	48,281
	$46,281	$4,950	$2,000	$53,231
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$414	$—	$414
Non-hedge derivatives	—	4,631	—	4,631
	$—	$5,045	$—	$5,045

The Group’s Level 3 investment relates to a minority investment in an unlisted junior mining company. As no observable inputs exist, the Group measures the Level 3 investment at the cost of the investment. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2014, the Group did not make any transfers.

(b)         Derivatives and hedging:

Copper and Zinc costless collars

Hudbay entered into copper and zinc hedging transactions intended to mitigate the risk of adverse changes to operating cash flow as the Group approaches the expected completion of the Group’s Lalor and Constancia projects in the second half of 2014. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not qualify for hedge accounting, and the associated cash flows are classified in operating activities.

In copper, the Group has entered into costless collar transactions on approximately 69 million pounds of copper for the period of October 2013 through December 2014, inclusive, at an average floor price of US$3.00/lb and an average cap price of US$3.46/lb. As at September 30, 2014, 55 million pounds of copper collars were settled, leaving 14 million pounds unsettled for 2014 (three months ended December 31, 2013 — 14 million pounds of copper collars were settled). In zinc, the Group has entered into costless collar transactions on approximately 127 million pounds of zinc for the period of October 2013 through December 2014, inclusive, at an average floor price of US$0.80/lb and an average cap price of US$0.97/lb. As at September 30, 2014, 101 million pounds of zinc collars were settled leaving 26 million pounds unsettled for 2014 (three months ended December 31, 2013 — 21 million pounds of zinc collars were settled).

The hedging transactions are with counterparties that the Group believes to be creditworthy and do not require the Group to provide collateral. The fair value of the transactions at September 30, 2014, was a copper asset position of $1,045 (December 31, 2013 — $2,290, a copper liability position) and a zinc liability position of $2,017 (December 31, 2013 — $2,341, a zinc liability position).

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gain and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At September 30, 2014, the Group held contracts for forward zinc purchased of 10,142 tonnes (December 31, 2013 — 3,553 tonnes) that related to forward customer sales of zinc. Prices ranges from US$1,917 to US$2,403 per tonne (December 31, 2013 — US$1,873 to US$1,966) and settlement dates extended to December 2015. The aggregate fair value of the transactions at September 30, 2014 was an asset position of $902 (December 31, 2013 — an asset position of $561).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. Hudbay is generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time Hudbay delivers gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of theses derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. At September 30, 2014 the Group held nil gold forward sales contracts. At December 31, 2013 the Group held gold forward sales contracts of 7,695 ounces. Prices ranged from US$1,209 to US$1,254. At September 30, 2014, the Group held nil silver forward sales contracts. At December 31, 2013 the Group held 67,780 ounces and prices ranged from US$19.93 to US$20.84. The aggregate fair value of the transactions at September 30, 2014 was nil (December 31, 2013 — an asset position of $246).

Non-hedge derivative - warrants

Warrants issued by Hudbay as consideration for the purchase of the acquisition of Augusta are derivative liabilities that are carried at their fair value, with changes in fair value recorded to the income statement in other finance (gain)/loss. The fair value of warrants issued is determined based on the quoted market prices for the listed warrants. The fair value of the Hudbay warrants at September 30, 2014 was a liability of $26,194 (December 31, 2013 - nil).

Augusta Warrants assumed by Hudbay in the acquisition of Augusta are derivative liabilities that are carried at their fair value, with changes in fair value recorded to the income statement in other finance (gain)/loss. The fair value of the Augusta Warrants is determined based on the Black-Scholes model. The fair value of the Augusta Warrants at September 30, 2014 was a liability of $3,821 (December 31, 2013 — nil).

(c)          Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At September 30, 2014, the Group’s net position consisted of contracts awaiting final pricing for sales of 11,685 tonnes of copper (December 31, 2013 — 5,381 tonnes) and purchases of 6,169 tonnes of zinc (December 31, 2013 — 5,322 tonnes). In addition, at September 30, 2014, the Group’s net position consisted of contracts awaiting final pricing for sales of 2,407 ounces of gold and 21,528 ounces of silver (December 31, 2013 — 3,031 ounces of gold and 25,936 ounces of silver).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

As at September 30, 2014, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of US$3.01/lb (December 31, 2013 — US$3.34/lb), US$1,211/oz (December 31, 2013 — US$1,202/oz) and US$17.02/oz (December 31, 2013 — US$19.36/oz), respectively.

The aggregate fair value of the embedded derivatives within the copper concentrate sales contracts at September 30, 2014, was a liability position of $2,918 (December 31, 2013 — $1,307, an asset position). The aggregate fair value of the embedded derivatives within the zinc concentrate purchase contracts at September 30, 2014, was a liability position of $1,017 (December 31, 2013 — $414, a liability position).

Prepayment option embedded derivative

The Notes (note 16) contain prepayment options which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 7e). The fair value of the embedded derivative at September 30, 2014 was an asset of $6,672 (December 31, 2013 - an asset of $2,829).

25.            Capital commitments

As at September 30, 2014, the Group had outstanding capital commitments in Canada of approximately $34,379 primarily related to its Lalor project, of which approximately $23,158 cannot be terminated by the Group, approximately $71,770 in Peru, primarily related to its Constancia project, of which approximately $18,872 cannot be terminated by the Group and approximately $64,748 in Arizona, primarily related to its Rosemont project, of which approximately $62,675 cannot be terminated by the Group.

26.            Supplementary cash flow information

(a)         Change in non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Change in:
Trade and other receivables	$(10,567)	$(7,022)	$618	$9,398
Inventories	27,729	(6,086)	(10,529)	3,608
Prepaid expenses	4,187	10,471	2,653	4,110
Trade and other payables	(48,632)	(28,529)	(47,120)	(19,824)
Change in taxes payable/receivable	31,594	22,495	26,129	10,670
Taxes - ITC	(115)	(1,337)	(3,075)	(5,783)
Provisions and other liabilities	909	24,825	(3,959)	(1,669)
	$5,105	$14,817	$(35,283)	$510

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

(b)         Non-cash transactions:

During the nine months ended September 30, 2014, the Group entered into the following non-cash investing and financing activities which are not reflected in the statements of cash flows:

•                  Remeasurements of the Group’s decommissioning and restoration liabilities as at September 30, 2014, led to increases in related property, plant and equipment assets of $25,919 mainly as a result of discount rate changes. For the nine months ended September 30, 2013, such remeasurements led to decreases in property, plant and equipment assets of $17,291.

•                  Property, plant and equipment included $164,469 of additions which were not yet paid for as at September 30, 2014 (September 30, 2013 - $73,453). These purchases will be reflected in the statements of cash flows in the periods payments are made. In addition, property, plant and equipment included the removal of $20,351 to reflect the Group’s proportionate share of Reed mine assets.

•                  See notes 5 and 6 for non-cash transactions related to the acquisition of Augusta and the disposal of Hudbay Michigan, respectively.

27.            Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba segment generates the Group’s revenues as it sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011. The Group’s Arizona segment consists of the Group’s Rosemont project in Arizona, which Hudbay acquired on July 16, 2014. Corporate and other activities includes the Group’s exploration activities in Chile and Colombia as well as the Balmat segment which consists of a zinc mine and concentrator, which is on care and maintenance. The exploration entities and Balmat are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. In 2013, the Corporate and Other activities segment includes the Michigan segment which was sold on January 17, 2014. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

Three months ended September 30, 2014

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$185,431	$—	$—	$—	$185,431
Cost of sales
Mine operating costs	124,821	—	—	—	124,821
Depreciation and amortization	29,489	—	—	—	29,489
Gross profit	31,121	—	—	—	31,121
Selling and administrative expenses	491	—	—	11,366	11,857
Exploration and evaluation	1,243	720	—	791	2,754
Other operating income and expenses	272	2,471	3,675	805	7,223
Results from operating activities	$29,115	$(3,191)	$(3,675)	$(12,962)	$9,287
Augusta related transaction costs					10,195
Finance income					(1,938)
Finance expenses					3,451
Other finance gains					(60,007)
Profit before tax					57,586
Tax expense					8,338
Profit for the period					$49,248

Three months ended September 30, 2014

Additions to property, plant and equipment[1]	$50,937	$241,357	$9,030	$118	$301,442
Additions to other non-current assets (intangibles)	167	—	—	11	178

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 26b.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

Three months ended September 30, 2013

	Manitoba	Peru	Corporate and other activities	Total
Revenue from external customers	$130,179	$—	$—	$130,179
Cost of sales
Mine operating costs	83,589	—	—	83,589
Depreciation and amortization	19,838	—	—	19,838
Gross profit	26,752	—	—	26,752
Selling and administrative expenses	289	—	10,354	10,643
Exploration and evaluation	1,635	863	3,975	6,473
Other operating income and expenses	(68)	1,573	(343)	1,162
Results from operating activities	$24,896	$(2,436)	$(13,986)	$8,474
Finance income				(761)
Finance expenses				2,901
Other finance gains				(3,316)
Profit before tax				9,650
Tax expense				6,665
Profit for the period				$2,985

Three months ended September 30, 2013

Additions to property, plant and equipment[1]	$53,862	$171,260	$1,133	$226,255
Additions to other non-current assets (intangibles)	564	—	65	629

1  Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 26b.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

Nine months ended September 30, 2014

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$431,539	$—	$—	$—	$431,539
Cost of sales
Mine operating costs	307,606	—	—	—	307,606
Depreciation and amortization	68,632	—	—	—	68,632
Gross profit	55,301	—	—	—	55,301
Selling and administrative expenses	1,549	—	—	31,397	32,946
Exploration and evaluation	3,955	1,506	—	1,490	6,951
Other operating income and expenses	(400)	5,973	3,675	3,175	12,423
Loss on disposal of subsidiary	—	—	—	6,512	6,512
Results from operating activities	$50,197	$(7,479)	$(3,675)	$(42,574)	$(3,531)
Augusta related transaction costs					16,093
Finance income					(3,630)
Finance expenses					8,179
Other finance gains					(64,463)
Profit before tax					40,290
Tax expense					18,009
Profit for the period					$22,281

Nine months ended September 30, 2013

	Manitoba	Peru	Corporate and other activities	Total
Revenue from external customers	$380,720	$—	$—	$380,720
Cost of sales
Mine operating costs	260,212	—	—	260,212
Depreciation and amortization	54,826	—	—	54,826
Gross profit	65,682	—	—	65,682
Selling and administrative expenses	1,287	—	28,632	29,919
Exploration and evaluation	8,885	3,253	9,944	22,082
Other operating income and expenses	247	4,367	840	5,454
Results from operating activities	$55,263	$(7,620)	$(39,416)	$8,227
Finance income				(2,870)
Finance expenses				7,144
Other finance losses				26,263
Loss before tax				(22,310)
Tax expense				25,484
Loss for the period				$(47,794)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and nine months ended September 30, 2014

September 30, 2014

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$1,246,767	$3,213,588	$947,304	$115,755	$5,523,414
Total liabilities	842,721	1,038,455	182,234	1,132,591	3,196,001
Property, plant and equipment	873,626	2,676,474	804,796	10,377	4,365,273

Nine months ended September 30, 2014

Additions to property, plant and equipment[1]	$131,625	$610,572	$9,030	$89	$751,316
Additions to other non-current assets (intangibles)	580	65	—	11	656

December 31, 2013

	Manitoba	Peru	Corporate and other activities	Total
Total assets	$1,295,239	$2,357,756	$190,991	$3,843,986
Total liabilities	825,035	554,518	836,726	2,216,279
Property, plant and equipment	820,030	1,837,728	7,317	2,665,075

Nine months ended September 30, 2013

Additions to property, plant and equipment[1]	$156,588	$506,916	$1,170	$664,674
Additions to other non-current assets (intangibles)	1,627	—	209	1,836

1  Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 26b.